FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant;s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

o   the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

o   the impact on the business of the global economic downturn;

o   unanticipated production disruptions (including as a result of planned or unexpected power outages);

o   changes in environmental, tax and other laws and regulations;

o   adverse changes in the markets for the Group's products;

o   the emergence of new technologies and changes in consumer trends increase preferences for digital media;

o   consequences of the Group's leverage, including as a result of adverse changes in credit markets that affect the Group's ability to raise capital when needed;

o   adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

o   the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or strategic initiatives (including dissolving wood pulp conversion projects), and achieving expected savings and synergies; and

o   currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



Second Quarter
resultsfor the
half-year ended
March 2013

sappi

Inspired by life

2nd quarter results

Sappi works closely with customers, both direct and indirect, in over 100 countries to provide them with relevant and sustainable paper, paper-pulp and dissolving wood pulp products and related services and innovations.

Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in our Southern African region, newsprint, uncoated graphic and business papers, premium-quality packaging papers, paper-grade pulp and dissolving wood pulp.

Our dissolving wood pulp products are used worldwide by converters to create viscose fibre, acetate tow, pharmaceutical products as well as a wide range of consumer products.

The pulp needed for our products is either produced within Sappi or bought from accredited suppliers. Across the group, Sappi is close to 'pulp neutral', meaning that we sell almost as much pulp as we buy.

Sales by source*


22%
23%
55%
North America
Europe
Southern Africa

Sales by destination*


17%
24%
12%
47%
North America
Europe
Southern Africa
Asia and other

Sales by product*


3%
1%
10%
6%
8%
65%
7%
Coated paper
Uncoated paper
Speciality paper
Commodity paper
Dissolving wood pulp
Paper pulp
Other

Net operating assets**


22%
38%
40%
Sappi Fine Paper North America
Sappi Fine Paper Europe
Sappi Southern Africa

* *for the period ended March 2013*

** *as at March 2013*

Cover picture – Shutterstock

The bulk of our dissolving wood pulp production is used to make viscose staple fibre, a biodegradable, natural, organic product with breathability and moisture absorbency properties. As the global population grows, particularly in Asia where most of our dissolving wood pulp production is currently exported, so too, will demand for comfortable clothing. We are a market leader in the VSF segment and are ideally positioned to take advantage of increased demand.

sappi

Inspired by life

sappi

Financial summary for the quarter

- Profit for the period US$7 million (Q2 2012 US$58 million)

- EPS 1 US cent (Q2 2012 11 US cents)

- Operating profit excluding special items US$40 million (Q2 2012 US$125 million)

- Net finance costs of US$40 million (Q2 2012 US$51 million)

- Net debt US$2,152 million (Q2 2012 US$2,133 million)

	Quarter ended			Half-year ended	
	Mar 2013	Mar 2012	Dec 2012	**Mar 2013**	Mar 2012
Key figures: (US$ million)					
Sales	**1,503**	1,633	1,475	**2,978**	3,218
Operating profit	**78**	120	70	**148**	227
Special items – (gains) losses[1]	**(38)**	5	3	**(35)**	(2)
Operating profit excluding special items[2]	**40**	125	73	**113**	225
EBITDA excluding special items[2]	**128**	217	162	**290**	411
Profit for the period	**7**	58	17	**24**	103
Basic earnings per share (US cents)	**1**	11	3	**5**	20
Net debt[3]	**2,152**	2,133	2,095	**2,152**	2,133
Key ratios: (%)					
Operating profit to sales	**5.2**	7.4	4.8	**5.0**	7.1
Operating profit excluding special items to sales	**2.7**	7.7	5.0	**3.8**	7.0
Operating profit excluding special items to capital employed (ROCE)	**4.4**	13.4	8.2	**6.4**	12.2
EBITDA excluding special items to sales	**8.5**	13.3	11.0	**9.7**	12.8
Return on average equity (ROE)[4]	**1.9**	14.7	4.5	**3.2**	13.2
Net debt to total capitalisation[4]	**59.9**	56.5	58.1	**59.9**	56.5
Net asset value per share (US cents)	**277**	315	290	**277**	315

(1) Refer to page 15 for details on special items.

(2) Refer to page 15, note 8 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit, and profit for the period.

(3) Refer to page 17, supplemental information for the reconciliation of net debt to interest-bearing borrowings.

(4) Refer to page 16, supplemental information for the definition of the term.

Commentary on the quarter

Market conditions for our graphic paper products remained challenging, particularly in Europe where we experienced further deterioration across all graphic paper grades. For our Specialised Cellulose and speciality paper businesses, conditions remained good.

The US$40 million operating profit excluding special items generated by the group was adversely impacted by the weak performance of the European business. Paper volumes and prices in this business were lower, whilst input costs were higher compared to the corresponding quarter last year. We were unable to fully implement the January price increases during the quarter.

The Southern African business performed reasonably well but was, as expected, negatively impacted by the planned extended shut at the Ngodwana Mill as a result of the conversion of the pulp mill to dissolving wood pulp, as well as the relatively weak local demand for paper products. Dissolving wood pulp sales volumes from the Saiccor Mill remain limited only by our production capacity. Rising NBSK pulp prices, to which our dissolving wood pulp sales are linked, and a weaker Rand exchange rate contributed to the strong performance of Saiccor.

The North American business continued its good performance with strong paper sales volumes offsetting both weaker paper sales prices and the decline in paper pulp sales as the Cloquet Mill prepares for the conversion of the pulp mill from paper pulp to dissolving wood pulp.

The second-quarter results were also impacted by major special items including a credit of US$96 million related to the revaluation of the Southern African plantations, and asset impairment charges of US$47 million primarily in the Southern African paper and paper packaging business.

Net finance costs for the quarter of US$40 million are US$11 million below that of the equivalent quarter last year as a result of the refinancing of higher cost debt in the past year.

The two major dissolving wood pulp projects at Ngodwana and Cloquet Mills progressed according to plan during the quarter and remain on schedule to start up in our third quarter.

Cash flow and debt

Net cash utilised in the quarter was US$99 million, compared to net cash generation of US$91 million in the equivalent quarter last year. This cash utilisation was mainly as a result of lower profits from operations and capital expenditure, which increased to US$179 million during the quarter from the US$59 million in the equivalent quarter last year. This increased capital expenditure relates primarily to the strategic investments in expanding our dissolving wood pulp capacity.

Net debt of US$2,152 million increased as expected when compared to both the equivalent quarter last year (US$2,133 million) and the prior quarter (US$2,095 million), largely as a result of the increased capital expenditure during the quarter.

After the end of the quarter, a new South African bond of ZAR1.5 billion was raised in three tranches of ZAR255 million (three year), ZAR500 million (five year) and ZAR745 million (seven year) at a blended interest rate of approximately 7.6% after swapping all the notes to a fixed rate. The proceeds of this bond will be used to repay a ZAR1 billion bond due in June 2013 and to partially fund the Ngodwana conversion project.

At quarter-end, liquidity remained strong with cash on hand of US$398 million and US$509 million available from the undrawn committed revolving credit facilities in Europe and South Africa.

Operating Review for the Quarter

Europe

	Quarter ended Mar 2013 € million	Quarter ended Dec 2012 € million	Quarter ended Sept 2012 € million	Quarter ended Jun 2012 € million	Quarter ended Mar 2012 € million
Sales	624	616	659	620	672
Operating (loss) profit excluding special items	(1)	16	35	8	37
Operating (loss) profit excluding special items to sales (%)	(0.2)	2.6	5.3	1.3	5.5
EBITDA excluding special items	34	54	73	47	73
EBITDA excluding special items to sales (%)	5.4	8.8	11.1	7.6	10.9
RONOA pa (%)	(0.3)	4.6	9.8	2.2	10.2

The European business experienced very weak market conditions during the quarter and, despite the significant cost reductions implemented over the past year, the performance of the business was substantially weaker than a year ago.

In comparison to the equivalent quarter last year, the business experienced both lower sales volumes and lower prices for graphic papers. Compared to the prior quarter the business experienced the usual seasonal increase in graphic paper sales volumes, however average coated paper prices were 2 to 3% lower.

Increased variable costs, particularly hardwood pulp, energy and delivery costs placed further pressure on margins, leading to an operating loss for the business.

The coated specialities business had another good quarter, with volumes and prices up both quarter-on-quarter and year-on-year.

North America

	Quarter ended Mar 2013 US$ million	Quarter ended Dec 2012 US$ million	Quarter ended Sept 2012 US$ million	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million
Sales	341	346	377	360	349
Operating profit excluding special items	21	18	42	18	24
Operating profit excluding special items to sales (%)	6.2	5.2	11.1	5.0	6.9
EBITDA excluding special items	42	37	63	38	43
EBITDA excluding special items to sales (%)	12.3	10.7	16.7	10.6	12.3
RONOA pa (%)	8.9	7.9	18.2	7.7	10.4

The North American business achieved strong coated paper sales volumes, an increase of 6% over the equivalent quarter last year and 2% higher than the prior quarter; however, prices were lower in a competitive market.

The specialty paper business was down slightly compared to last year due to lower volume early in the quarter before a strong rebound in March. Performance was improved compared to the prior quarter as the market continues to recover, particularly in China.

Pulp sales volumes were wound down and inventory was built to supply the Cloquet paper machines ahead of the planned April shut to convert the Cloquet pulp mill to dissolving wood pulp. Dissolving wood pulp sales are scheduled to start in June 2013.

Variable costs were lower compared to both the prior quarter and the equivalent quarter last year, driven principally by improved operational efficiency as well as generally lower input prices.

Sappi Southern Africa

	Quarter ended Mar 2013 ZAR million	Quarter ended Dec 2012 ZAR million	Quarter ended Sept 2012 ZAR million	Quarter ended Jun 2012 ZAR million	Quarter ended Mar 2012 ZAR million
Sales	3,020	2,870	3,152	3,159	3,113
Operating profit excluding special items	180	270	276	255	409
Operating profit excluding special items to sales (%)	6.0	9.4	8.8	8.1	13.1
EBITDA excluding special items	359	452	473	426	604
EBITDA excluding special items to sales (%)	11.9	15.7	15.0	13.5	19.4
RONOA pa (%)	4.8	7.8	8.2	7.6	12.2

The Southern African Specialised Cellulose business continued its strong performance in the quarter generating ZAR472 million in EBITDA excluding special items and an EBITDA excluding special items margin of 34%. Sales volumes for the quarter were 184kt, an improvement over the prior quarter and equal to the sales in the equivalent quarter last year. NBSK dollar pulp prices, to which our dissolving wood pulp prices are linked, have increased for the last six months, though remained on average lower in this quarter than in the equivalent quarter last year. The weaker Rand/Dollar exchange rate more than offset this weakness however, resulting in an improved performance compared to both the prior quarter and the equivalent quarter last year.

The domestic paper packaging market in South Africa was generally weak and increased export sales were only able to partially offset the local market conditions. The performance of the paper and paper packaging business was also negatively impacted by ZAR160 million due to the extended maintenance shut at the Ngodwana Mill as a result of the conversion project at that mill.

Variable costs were slightly up year-on-year, primarily due to increased purchased wood and pulp costs, both impacted by the weaker Rand/Dollar exchange rate.

Special items for the quarter included a plantation price fair value adjustment of ZAR863 million largely as a result of the revaluation of the softwood plantation assets that previously supplied the Ngodwana softwood pulp line. As a result of the conversion of the pulp mill to hardwood dissolving wood pulp, this softwood resource is now available to sell as saw logs which earn a price premium to pulp logs. Various assets at the Tugela and Stanger Mills were impaired and a charge of ZAR454 million was booked in the quarter. These charges relate to the ongoing optimisation process in the Southern African paper and paper packaging business.

Directorate

During the quarter we announced that following the retirement in December 2012 of Professor Meyer Feldberg and in line with the Sappi board's succession planning, Mr Robert (Bob) J DeKoch joined the board as an independent non-executive director as from 01 March 2013.

Outlook

Market conditions for our paper businesses, particularly in Europe are expected to be weaker than previously envisaged. Demand and pricing remain under pressure and input costs, particularly pulp, are likely to remain high. The announced January price increases for coated woodfree paper were only marginally successful, and further price increases were announced during the quarter for implementation in April. These increases, to date, have not been sufficient to restore margins given rising input costs. Despite the interventions and major cost reductions that have taken place, we expect the European business to only achieve a breakeven operating profit excluding special items for the full year.

This performance necessitates further action and we are evaluating a number of options that could result in capacity and cost reductions in our European business. Further measures are also being implemented in the Southern African business. The Specialised Cellulose and North American businesses continue to perform according to plan.

Notwithstanding the weak European performance, and the impact of the commissioning and start-up of the two major dissolving wood pulp projects, we expect that the group will at worst breakeven at the net profit excluding special items level for the full year. We expect net debt to peak at approximately US$2.4 billion in the third quarter and thereafter to decrease to approximately US$2.2 billion by the end of the financial year.

The Ngodwana and Cloquet Mills both successfully completed their major shuts relating to the Specialised Cellulose expansion projects during March and April. Dissolving wood pulp production is expected to commence at both plants before the end of June, with paper pulp being produced for internal use in the interim.

Despite the generally tough market conditions and the once-off impact of our major transitionary projects on the current year performance, our actions and investments will position the group well for improved performance from 2014 onwards.

On behalf of the board

R J Boëttger
Director

S R Binnie
Director

09 May 2013

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

- the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

- the impact on our business of the global economic downturn;

- unanticipated production disruptions (including as a result of planned or unexpected power outages);

- changes in environmental, tax and other laws and regulations;

- adverse changes in the markets for our products;

- the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

- consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

- adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

- the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructuring or strategic initiatives (including our announced dissolving wood pulp conversion projects), and achieving expected savings and synergies; and

- currency fluctuations.

We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Condensed group income statement

	Note	Quarter ended Mar 2013 US$ million	Quarter ended Mar 2012 US$ million	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
Sales		1,503	1,633	2,978	3,218
Cost of sales		1,272	1,408	2,573	2,785
Gross profit		231	225	405	433
Selling, general and administrative expenses		100	107	195	212
Other operating expenses (income)		55	(2)	65	(6)
Share of profit from associates and joint ventures		(2)	–	(3)	–
Operating profit	2	78	120	148	227
Net finance costs		40	51	82	105
Net interest expense		41	53	82	109
Net foreign exchange gain		(1)	(1)	–	(2)
Net fair value gain on financial instruments		–	(1)	–	(2)
Profit before taxation		38	69	66	122
Taxation		31	11	42	19
Current		–	6	3	5
Deferred		31	5	39	14
Profit for the period		7	58	24	103
Basic earnings per share (US cents)		1	11	5	20
Weighted average number of shares in issue (millions)		521.5	520.8	521.2	520.7
Diluted earnings per share (US cents)		1	11	5	20
Weighted average number of shares on fully diluted basis (millions)		523.8	525.0	523.2	524.7

Condensed group statement of comprehensive income

	Quarter ended Mar 2013 US$ million	Quarter ended Mar 2012 US$ million	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
Profit for the period	7	58	24	103
Other comprehensive (loss) income, net of tax	(79)	64	(112)	53
Exchange differences on translation of foreign operations	(84)	58	(108)	60
Movements in hedging reserves	4	5	(5)	(9)
Deferred tax effect of above items	1	1	1	2
Total comprehensive (loss) income for the period	(72)	122	(88)	156

Condensed group balance sheet

	Reviewed Mar 2013 US$ million	Reviewed Sept 2012 US$ million
ASSETS		
Non-current assets	**3,950**	3,990
Property, plant and equipment	**3,102**	3,157
Plantations	**607**	555
Deferred taxation	**118**	154
Other non-current assets	**123**	124
Current assets	**1,903**	2,178
Inventories	**785**	726
Trade and other receivables	**720**	807
Cash and cash equivalents	**398**	645
Total assets	**5,853**	6,168
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**1,443**	1,525
Non-current liabilities	**3,170**	3,328
Interest-bearing borrowings	**2,243**	2,358
Deferred taxation	**297**	319
Other non-current liabilities	**630**	651
Current liabilities	**1,240**	1,315
Interest-bearing borrowings	**300**	261
Bank overdraft	**7**	5
Other current liabilities	**919**	1,023
Taxation payable	**14**	26
Total equity and liabilities	**5,853**	6,168
Number of shares in issue at balance sheet date (millions)	**521.5**	520.8

Condensed group statement of cash flows

	Quarter ended Mar 2013 US$ million	Quarter ended Mar 2012 US$ million	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
Profit for the period	**7**	58	**24**	103
Adjustment for:				
Depreciation, fellings and amortisation	**104**	112	**210**	225
Taxation	**31**	11	**42**	19
Net finance costs	**40**	51	**82**	105
Defined post-employment benefits paid	**(17)**	(12)	**(32)**	(23)
Plantation fair value adjustments	**(115)**	(15)	**(141)**	(39)
Impairments of assets	**47**	–	**47**	–
Net restructuring provisions	**7**	1	**14**	1
Other non-cash items	**11**	8	**19**	18
Cash generated from operations	**115**	214	**265**	409
Movement in working capital	**(6)**	(24)	**(136)**	(190)
Net finance costs paid	**(28)**	(37)	**(87)**	(101)
Taxation paid	**(3)**	(5)	**(13)**	(10)
Cash generated from operating activities	**78**	148	**29**	108
Cash utilised in investing activities	**(177)**	(57)	**(230)**	(128)
Capital expenditure	**(179)**	(59)	**(275)**	(134)
Proceeds on disposal of non-current assets	**1**	2	**43**	7
Other movements	**1**	–	**2**	(1)
Net cash (utilised) generated	**(99)**	91	**(201)**	(20)
Cash effects of financing activities	**11**	(57)	**(35)**	(174)
Net movement in cash and cash equivalents	**(88)**	34	**(236)**	(194)

Condensed group statement of changes in equity

	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
Balance – beginning of period	**1,525**	1,478
Total comprehensive (loss) income for the period	**(88)**	156
Transfers from the share purchase trust	**3**	2
Transfers of vested share options	**(3)**	(2)
Share-based payment reserve	**6**	8
Balance – end of period	**1,443**	1,642

Notes to the condensed group results

sappi

1. Basis of preparation

The condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* (IAS 34), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and the requirements of the Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the previous annual financial statements.

The preparation of this condensed consolidated interim financial information was supervised by the Chief Financial Officer, S R Binnie CA(SA).

The interim results for the half-year ended March 2013 as set out on pages 8 to 15 have been reviewed in accordance with the International Standard on Review Engagements 2410 by the group's auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company's registered office.

	Quarter ended Mar 2013 US$ million	Quarter ended Mar 2012 US$ million	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
2. Operating profit				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation	**88**	92	**177**	186
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	**16**	20	**33**	39
Growth	**(19)**	(22)	**(37)**	(43)
	(3)	(2)	**(4)**	(4)
Plantation price fair value adjustment	**(96)**	7	**(104)**	4
	(99)	5	**(108)**	–
Included in other operating expenses (income) are the following:				
Impairments of assets	**47**	–	**47**	–
Profit on disposal of property, plant and equipment	**(1)**	(4)	**(1)**	(9)
Net restructuring provisions	**7**	1	**14**	1
Black Economic Empowerment charge	**1**	1	**2**	2

	Quarter ended Mar 2013 US$ million	Quarter ended Mar 2012 US$ million	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
3. **Headline earnings per share**				
Headline earnings per share (US cents)	**7**	10	**10**	18
Weighted average number of shares in issue (millions)	**521.5**	520.8	**521.2**	520.7
Diluted headline earnings per share (US cents)	**7**	10	**10**	18
Weighted average number of shares on fully diluted basis (millions)	**523.8**	525.0	**523.2**	524.7
Calculation of headline earnings				
Profit for the period	**7**	58	**24**	103
Impairments of assets	**47**	–	**47**	–
Profit on disposal of property, plant and equipment	**(1)**	(4)	**(1)**	(9)
Tax effect of above items	**(16)**	–	**(16)**	–
Headline earnings	**37**	54	**54**	94

	Reviewed Mar 2013 US$ million	Reviewed Sept 2012 US$ million
4. **Capital commitments**		
Contracted	**194**	267
Approved but not contracted	**170**	244
	364	511
5. **Contingent liabilities**		
Guarantees and suretyships	**38**	31
Other contingent liabilities	**15**	10
	53	41

6. **Material balance sheet movements**

Since the 2012 financial year-end, the period end ZAR rate has weakened by approximately 11% to the US Dollar, the group's presentation currency, resulting in a similar decrease on translation of the group's ZAR functional currency assets and liabilities to US Dollar.

Property, plant and equipment

As a result of continuing difficult market conditions, Sappi Southern Africa ('SSA') impaired plant and equipment at its Tugela and Stanger Mills to the value of US$52 million (ZAR454 million). In addition, there was a recovery in Sappi Fine Paper Europe of US$9 million (€7 million) through the sale of certain assets that had previously been impaired as well as further asset impairments of US$4 million (€3 million).

Deferred taxation assets

Deferred tax assets of US$24 million (€18 million) were reversed within the Sappi Fine Paper Europe region as they were no longer deemed recoverable.

Plantations

Due to the Ngodwana dissolving wood pulp conversion project and the closure of the Kraft Continuous Digester at Tugela, a certain portion of SSA's softwood plantations that were previously utilised in the paper pulp production will now be sold to the local saw log markets. Consequently, SSA's plantations were revalued resulting in a favourable price fair value adjustment of US$98 million (ZAR863 million).

Inventories, trade and other receivables and other current liabilities

The group increased its inventory levels in anticipation of the dissolving wood pulp conversion projects. In additions, inventory increased as a result of lower than expected sales of commodity paper in SSA. The decrease in trade and other receivables and other current liabilities is due to seasonality and the receipt of US$42 million on the sale of the previously equity accounted 34% shareholding in Jiangxi Chenming Paper Company.

Cash and cash equivalents and interest-bearing borrowings

Cash and cash equivalents decreased largely due to the capital expenditure outflows of US$275 million which mostly relates to the dissolving wood pulp conversion projects. In addition, the remaining stub of the group's senior secured notes due 2014 of US$42 million (€31 million) as well as the group's private placement bonds in South Africa amounting to US$41 million (ZAR382 million) were repaid. These outflows were partially offset by the issuance of commercial paper of US$43 million (ZAR400 million) by SSA as well as a draw-down from the South African revolving credit facility of US$49 million (ZAR450 million), both of which were repaid in April 2013.

7. **Post balance sheet events**

In April 2013, SSA placed a public bond offering of US$162 million (ZAR1.5 billion), the proceeds of which will be used to refinance the US$108 million (ZAR1.0 billion) public bond maturing in June 2013 and to partially fund the Ngodwana conversion project. The bond was placed in tranches which comprised 3-year floating rate notes of US$28 million (ZAR255 million), 5-year floating rate notes of US$54 million (ZAR500 million) and 7-year fixed rate notes of US$81 million (ZAR745 million) which were placed at spreads of 123 basis points and 150 basis points over the Johannesburg Inter-bank Agreed Rate ('JIBAR') and at 183 basis points over the yield curve for the 7-year fixed rate notes. The floating rate notes were swapped into fixed rates of 6.74% and 7.46% respectively.

8. **Segment information**

	Quarter ended **Mar 2013** **Metric tons** **(000's)**	Quarter ended Mar 2012 Metric tons (000's)	Half-year ended **Mar 2013** **Metric tons** **(000's)**	Half-year ended Mar 2012 Metric tons (000's)
Sales volume				
Sappi Fine Paper North America	332	341	666	680
Sappi Fine Paper Europe	882	919	1,731	1,768
Sappi Southern Africa – Pulp and paper	387	418	767	818
Forestry	295	295	579	536
Total	1,896	1,973	3,743	3,802

	Quarter ended Mar 2013 US$ million	Quarter ended Mar 2012 US$ million	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
Sales				
Sappi Fine Paper North America	341	349	687	701
Sappi Fine Paper Europe	824	883	1,623	1,729
Sappi Southern Africa – Pulp and paper	319	379	629	747
Forestry	19	22	39	41
Total	**1,503**	1,633	**2,978**	3,218
Operating profit (loss) excluding special items				
Sappi Fine Paper North America	21	24	39	34
Sappi Fine Paper Europe	(2)	49	19	78
Sappi Southern Africa	20	53	51	114
Unallocated and eliminations[(1)]	1	(1)	4	(1)
Total	**40**	125	**113**	225
Special items – (gains) losses				
Sappi Fine Paper North America	(5)	–	(3)	–
Sappi Fine Paper Europe	1	(4)	4	(9)
Sappi Southern Africa	(42)	9	(44)	7
Unallocated and eliminations[(1)]	8	–	8	–
Total	**(38)**	5	**(35)**	(2)
Segment operating profit (loss)				
Sappi Fine Paper North America	26	24	42	34
Sappi Fine Paper Europe	(3)	53	15	87
Sappi Southern Africa	62	44	95	107
Unallocated and eliminations[(1)]	(7)	(1)	(4)	(1)
Total	**78**	120	**148**	227
EBITDA excluding special items				
Sappi Fine Paper North America	42	43	79	72
Sappi Fine Paper Europe	45	96	115	177
Sappi Southern Africa	40	78	92	162
Unallocated and eliminations[(1)]	1	–	4	–
Total	**128**	217	**290**	411
Segment assets				
Sappi Fine Paper North America	980	946	980	946
Sappi Fine Paper Europe	1,750	1,901	1,750	1,901
Sappi Southern Africa	1,696	1,751	1,696	1,751
Unallocated and eliminations[(1)]	(22)	52	(22)	52
Total	**4,404**	4,650	**4,404**	4,650

(1) *Includes the group's treasury operations and the self-insurance captive.*

sappi

Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit and profit for the period

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure.

	Quarter ended Mar 2013 US$ million	Quarter ended Mar 2012 US$ million	Reviewed Half-year ended Mar 2013 US$ million	Reviewed Half-year ended Mar 2012 US$ million
EBITDA excluding special items	128	217	290	411
Depreciation and amortisation	(88)	(92)	(177)	(186)
Operating profit excluding special items	40	125	113	225
Special items – gains (losses)	38	(5)	35	2
Plantation price fair value adjustment	96	(7)	104	(4)
Net restructuring provisions	(7)	(1)	(14)	(1)
Profit on disposal of property, plant and equipment	1	4	1	9
Impairments of assets	(47)	–	(47)	–
Black Economic Empowerment charge	(1)	(1)	(2)	(2)
Fire, flood, storm and related events	(4)	–	(7)	–
Segment operating profit	78	120	148	227
Net finance costs	(40)	(51)	(82)	(105)
Profit before taxation	38	69	66	122
Taxation	(31)	(11)	(42)	(19)
Profit for the period	7	58	24	103
Reconciliation of segment assets to total assets				
Segment assets	4,404	4,650	4,404	4,650
Deferred taxation	118	45	118	45
Cash and cash equivalents	398	453	398	453
Other current liabilities	919	984	919	984
Taxation payable	14	15	14	15
Total assets	5,853	6,147	5,853	6,147

Supplemental information *(this information has not been audited or reviewed)*

General definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa

Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the BEE transaction implemented in fiscal 2010

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report certain non-GAAP measures for the following reasons:

– these measures are used by the group for internal performance analysis;

– the presentation by the group's reported business segments of these measures facilitates comparability with other companies in our industry, although the group's measures may not be comparable with similarly titled profit measurements reported by other companies; and

– it is useful in connection with discussion with the investment analyst community and debt rating agencies

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS

Capital employed – shareholders' equity plus net debt

EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items

Headline earnings – as defined in circular 3/2012 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share

Net assets – total assets less total liabilities

Net asset value per share – net assets divided by the number of shares in issue at balance sheet date

Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – net debt divided by capital employed

Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and overdraft). Net operating assets equate to **segment assets**

ROCE – annualised return on average capital employed. Operating profit excluding special items divided by average capital employed

ROE – annualised return on average equity. Profit for the period divided by average shareholders' equity

RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

sappi

Supplemental information *(this information has not been audited or reviewed)*

Summary rand convenience translation

	Quarter ended Mar 2013	Quarter ended Mar 2012	Half-year ended Mar 2013	Half-year ended Mar 2012
Key figures: (ZAR million)				
Sales	**13,429**	12,658	**26,258**	25,498
Operating profit	**697**	930	**1,305**	1,799
Special items – (gains) losses[1]	**(340)**	39	**(309)**	(16)
Operating profit excluding special items[1]	**357**	969	**996**	1,783
EBITDA excluding special items[1]	**1,144**	1,682	**2,557**	3,257
Profit for the period	**63**	450	**212**	816
Basic earnings per share (SA cents)	**12**	85	**41**	158
Net debt[1]	**19,877**	16,365	**19,877**	16,365
Key ratios: (%)				
Operating profit to sales	**5.2**	7.3	**5.0**	7.1
Operating profit excluding special items to sales	**2.7**	7.7	**3.8**	7.0
Operating profit excluding special items to capital employed (ROCE)[1]	**4.5**	13.2	**6.4**	12.3
EBITDA excluding special items to sales	**8.5**	13.3	**9.7**	12.8
Return on average equity (ROE)	**1.9**	14.5	**3.3**	13.3
Net debt to total capitalisation[1]	**59.9**	56.5	**59.9**	56.5

(1) Refer to page 16, supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– assets and liabilities at rates of exchange ruling at period end; and
– income, expenditure and cash flow items at average exchange rates.

Reconciliation of net debt to interest-bearing borrowings

	Mar 2013 US$ million	Sept 2012 US$ million
Interest-bearing borrowings	**2,550**	2,624
Non-current interest-bearing borrowings	**2,243**	2,358
Current interest-bearing borrowings	**300**	261
Bank overdraft	**7**	5
Cash and cash equivalents	**(398)**	(645)
Net debt	**2,152**	1,979

Exchange rates

	Mar 2013	Dec 2012	Sept 2012	Jun 2012	Mar 2012
Exchange rates:					
Period end rate: US$1 = ZAR	**9.2363**	8.4851	8.3096	8.1650	7.6725
Average rate for the Quarter: US$1 = ZAR	**8.9349**	8.6975	8.2567	8.1229	7.7511
Average rate for the YTD: US$1 = ZAR	**8.8173**	8.6975	8.0531	7.9885	7.9237
Period end rate: €1 = US$	**1.2821**	1.3217	1.2859	1.2660	1.3344
Average rate for the Quarter: €1 = US$	**1.3206**	1.2970	1.2514	1.2838	1.3116
Average rate for the YTD: €1 = US$	**1.3088**	1.2970	1.2988	1.3145	1.3299

sappi 2nd quarter results

Sappi ordinary shares (JSE:SAP)



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(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
NYSE Code: SPP
ISIN: ZAE000006284

Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

South Africa:

Computershare Investor

Services (Proprietary) Limited

70 Marshall Street

Johannesburg 2001

PO Box 61051

Marshalltown 2107

Tel +27 (0)11 370 5000

United States:

ADR Depositary:

The Bank of New York Mellon

Investor Relations

PO Box 11258

Church Street Station

New York, NY 10286-1258

Tel +1 610 382 7836

www.sappi.com

ince

sappi

Inspired by life

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2013

SAPPI LIMITED,

By: /s/ S.R. Binnie
Name: S.R. Binnie
Title: Chief Financial Officer